Exhibit 99.1

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Steakholder Foods Signs Six Commercial LOIs with International Players; Receives Prestigious Industry Awards

Steakholder Foods announces commercial milestones with multiple global players highlighting its accelerating growth strategy and transition to revenue-generation; Receives professional industry recognition for its innovative products

Rehovot, Israel, Nov. 18, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH) (“Steakholder” or the “Company”), a leading innovator in alternative proteins production and 3D printing technologies, announced today the signing of six Letters of Intent (LOIs) with international companies marking another commercial achievement for the Company in its transition to revenue generation. These agreements, which are a result of the outstanding response the company received at the recent Plant-Based World Expo event in London, UK, reflect the strong market demand and commercial viability for Steakholder’s cutting-edge 3D printing systems and proprietary plant-based premixes for alternative proteins.

The company was honored to receive three prestigious awards at the Plant-Based World Expo, the largest plant-based exposition in Europe, highlighting the excellence of its plant-based offerings. Steakholder Foods won the Gold Award for its Salmon Patty, the Silver Award for its Fish Kebab, and the Bronze Award for its Beef Alternative, further establishing its reputation as a leader in innovation within the alternative protein industry. Moreover, the Company was pleased to see the unprecedented excitement from industry players who packed its booth at the Expo, where the Company presented over 2000 tasting dishes.

“The LOIs represent a significant advancement in accelerating commercialization journey,” said Arik Kaufman, CEO of Steakholder Foods. “Securing further commitments from international players not only further validates the appeal of our technology and products, but also supports the growth of our revenue streams. With these agreements, we working to position Steakholder Foods for meaningful revenue growth in the coming years. As we expand globally, we remain dedicated to advancing sustainable, cruelty-free food solutions at scale while creating long-term value for our shareholders. We are committed to delivering commercial value to the industry and are greatly encouraged by the overwhelmingly positive market response we’ve seen recently.”

The six LOIs span various international markets and showcase Steakholder Foods’ increasing footprint in the alternative protein sector. Each agreement involves the anticipated sale of the company’s advanced 3D printing systems and/or proprietary premix blends, a combination that enables partners to produce high-quality, scalable plant-based foods.

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com

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About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac	Steakholder Foods
Rainier Communications	Investors@steakholderfoods.com
mdauriac@rainierco.com
Tel: +1-818-642-5257

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com